September 29, 2006
Via EDGAR and Federal Express
Mr. Joshua S. Forgione
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street Northeast
Washington DC 20549

RE:	MoneyGram International, Inc. Form 10-K for the year ended December 31, 2005 Filed March 1, 2006 File No. 1-31950
Dear Mr. Forgione:
Enclosed please find the responses of MoneyGram International, Inc. (“MoneyGram” or the “Company”) to the comments received by letter dated August 7, 2006 from the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filing. For ease of review, the Company has set forth below each of the numbered comments of your letter, followed by the Company’s responses.
Form 10-K
General
The Company will address Staff Comments 1 through 4 in a combined response.
1.	We note from public sources and your website that you may have operations in or contacts with Cuba, Sudan and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note specifically that another company with a link to your website represents itself to be the dominant representative of MoneyGram in Syria. The Form 10-K does not contain any information relating to operations in or ties to Cuba, Sudan or Syria. Please describe your operations in and ties to these countries, if any, and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, Cuba, Sudan and Syria, including through subsidiaries, affiliates, agent offices and other direct and indirect arrangements.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated states sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain states assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Dartmouth College, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Finally, we note that Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Cuba, Sudan and Syria.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Cuba, Sudan and Syria, and any internal risk assessment undertaken in connection with business in those countries.

3.	Your website indicates that you may facilitate money transfers to the Palestinian Authority. Please discuss, consistent with comments one and two above, the nature and materiality of your contacts with or through the Palestinian Authority, and describe any actions you have taken or anticipate taking in light of the recent determination by OFAC that US persons are prohibited from engaging in unauthorized transactions with the Palestinian Authority, and the recent U.S. State Department policy barring dealings with Hamas-controlled Palestinian government agencies and with officials of Palestinian government ministries.

4.	We note the risk factor “We are subject to a number of risks relating to U.S. federal and state regulatory requirements...” on page 10, including a reference to “the requirements of the Office of Foreign Assets Control, which prohibit us from transmitting money to specified countries.” Please clarify for us whether, and to what extent, you have operations associated directly or indirectly with countries to which OFAC requirements prohibit you from transmitting money. We may have further comment.

Response: The Company has a robust compliance program that includes compliance with the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) sanctions and Specially Designated Nationals (“SDN”) lists, as well as the watch-lists of other governments (collectively referred to as the “OFAC list”). MoneyGram money transfer transactions are conducted through agent locations and a small number of company operated locations. Our business processes will not permit an agent location or any other location or relationship to be established in a country where transactions are prohibited by OFAC. The Company uses Thompson interdiction software, a leading provider of OFAC interdiction software for US financial institutions, in its OFAC compliance program. The Company’s compliance program screens the names of all senders and receivers for every money transfer transaction, regardless of where in the world it was initiated or intended to be received and regardless of the amount of the transaction.

The Company has a comprehensive “Know Your Agent” program. In considering the addition of a new agent, the Company compares the OFAC list against the names of all owners of the agent (except for banks and publicly traded entities) through which it operates. This procedure applies to all MoneyGram agents worldwide. In addition, as the OFAC list is updated by OFAC or other government agencies, MoneyGram again reviews the names of agent owners. The Company also conducts criminal background checks on all U.S. agents, checks credit histories and real estate records where available, and reviews information through a variety of databases and news resources to assure the legitimacy of the agent entity and its owners. All MoneyGram agents, regardless of where in the world they are located, are required to comply with U.S. law and MoneyGram policy, which is more stringent than U.S. law in some cases.

The Company has 78 full-time personnel who work exclusively on anti-money laundering compliance, as well as 2 lawyers and 4 legal assistants to maintain our licensing and reporting obligations. In addition, Company personnel regularly consult with external legal experts on developments in the areas of OFAC and anti-money laundering compliance.

The Company does not conduct transactions to or from Sudan or Syria, nor does the Company have any plans to conduct transactions with persons in Sudan or Syria in the future. There are no MoneyGram agents located in Sudan or Syria. Staff Comment 1 states that there is a company with a link to MoneyGram’s website that “represents itself to be the dominant representative of MoneyGram in Syria.” In addressing Staff Comment 1, the Company discovered a MoneyGram agent, Cash United, which has made such a claim on its website. The Company did not authorize this agent to make this statement, nor has the Company authorized this agent, or any other agent, to conduct transactions on MoneyGram’s behalf with persons in Syria or any other country where OFAC regulations prohibit such transactions. The Company has also confirmed that the agent is not conducting business in, nor does it have any locations in, Syria. The Company has advised the agent that it must remove this language from its website, and as of September 6, 2006, it has been removed. If Cash United is not the company to whom you referred in your letter, please inform us so that we may further investigate. We are also in the process of contracting with a third party service to monitor the internet for any indication that the MoneyGram money transfer service could be made available in a country subject to OFAC sanctions to further assure that the Company’s money transfer service and its policies and procedures are not being circumvented and/or misrepresented.

The Company conducts transactions with consumers in Cuba pursuant to license C-49656 issued by OFAC on July 19, 1999. The license allows family remittances from the United States to Cuba, which are the only transactions that the Company conducts to persons in Cuba. The Company has no agents or assets in Cuba, but uses a third party vendor to complete transactions using a debit card. This process and vendor relationship has been approved by OFAC. The Company complies with all other aspects of the United States government’s Cuban sanctions program, including limitations on the amount that households may send from the United States to Cuba. During the year ended December 31, 2005, the Company conducted approximately 600 transactions with consumers in Cuba for revenue of less than $15,000. This equates to a less than negligible amount (less than .001 percent) of the Company’s transactions and revenue.

While the Company conducts consumer to consumer money transfer transactions through agents located in regions that are under the control of the Palestinian Authority, the Company does not conduct transactions directly or indirectly with officials of the Palestinian Authority or any Hamas affiliated individuals on the OFAC list. The Company only conducts business through banks or bank owned entities located in the regions that are under the control of the Palestinian Authority. The Company utilizes the Thompson interdiction software and the “Know Your Agent” policies and procedures previously described to assure that the Company only conducts transactions with consumers in Palestine that are authorized by OFAC, and any transactions attempted by, or intended for, a prohibited individual are blocked. We have also reviewed our website and other public documents, and we do not believe that any of these sources indicate that MoneyGram would or could facilitate transactions with the Palestinian Authority or any sanctioned individuals. During the year ended December 31, 2005, the Company conducted approximately 8,600 transactions with consumers in Palestine for revenue of $300,000. This equates to a less than negligible amount (less than .001 percent) of the Company’s transactions and revenue.

The Company is aware of the legislation and policies which have been adopted by certain states and institutions permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S. – designated state sponsors of terrorism. At the present time, the Company does not conduct business with consumers in any of these designated countries, other than Cuba as described above. The Company does not believe that the legislation and policies referred to above have, or will lead to, a material divestment of MoneyGram securities.

In summary, the Company believes that it is in compliance with OFAC regulations and does not have any operations associated with countries to which OFAC requirements prohibit the transmission of money, except pursuant to OFAC licensure, as described above in connection with the less than negligible transactions to Cuba. The Company believes that transactions with consumers in Cuba and Palestine are not material, either quantitatively or qualitatively, and do not constitute a material investment risk to our security holders. We believe that money transfers to consumers in Cuba and Palestine are being made to families for basic needs and therefore, should not have an adverse impact on the Company’s reputation or share value. However, in the interests of full disclosure, the Company will add disclosure to “Item 1 — Business” in its Annual Report on Form 10-K for the year ending December 31, 2006 substantially similar to the following:
“The Company conducts money transfer transactions to consumers in a limited number of regions that are subject to certain OFAC restrictions, including Cuba and Palestine. Transactions to Cuba are pursuant to a special license issued by OFAC that allows family remittances from the United States to Cuba. Transactions to consumers in Palestine are carefully monitored for compliance with OFAC requirements. The Company does not do business in countries determined by the Secretary of State to be state sponsors of terrorism, other than the limited family remittance service to Cuba as described above.”
The Company will also add disclosure to “Item 1A — Risk Factors” in its Annual Report on Form 10-K for the year ending December 31, 2006 substantially similar to the following:
“The Company conducts money transfer transactions through agents in some regions that are politically volatile and/or, in a limited number of cases, are subject to certain OFAC restrictions. While the Company has instituted policies and procedures to protect against violations of law, it is possible that the Company’s money transfer service or other products could be used by wrong-doers in contravention of U.S. law or regulations. In addition to monetary fines or penalties that the Company could incur, the Company is also subject to reputational harm that could adversely impact the value of the shareholder’s investment.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Other Than Temporary Impairments, page 31
5.	We note from your response to comment 3 that you are not required to sell an investment security in an unrealized loss position as specific investment securities are not matched to specific payment service obligations. Despite this fact, we note that you sold approximately $858 million, $1,053 million and $1,660 million of available-for-sale securities during the three years ended December 31, 2005. Your disclosure should describe the systematic methodology and factors considered in evaluating your intent and ability to hold a security to allow sufficient time for anticipated recovery, which may be the maturity of the underlying debt security. This should include an evaluation and discussion of the current portfolio as well as an evaluation of individual (or larger groups of) sales of securities in determining whether the hold to recovery assertion for the remaining class of securities continues to be valid. Please revise your disclosure accordingly and further explain to us the reasons for the previous sales of other impaired securities, the amount of securities sold which resulted in a realized loss and how you considered the facts and circumstances of these prior sales in your overall evaluation and more specifically as it relates to your hold to recovery assertion for the remaining securities in an unrealized loss position.
Response: To provide additional details on how the Company manages its review of impaired securities, the Company will provide additional disclosure under “Critical Accounting Policies — Other Than Temporary Impairments” in its Annual Report on Form 10-K for the year ending December 31, 2006. This disclosure will be substantially similar to the following:
“The Company regularly monitors its investment portfolio to ensure that investments that may be other-than-temporarily impaired are identified in a timely manner and that any impairments are charged against earnings in the proper period. Pursuant to the Company’s impairment review process, changes in individual security values are regularly monitored to identify potential impairment indicators. The process includes a monthly review of all securities using a screening process to identify those securities for which fair value falls below established thresholds for certain time periods, or which are identified through other monitoring criteria such as ratings downgrades. A monthly meeting is held to discuss those securities identified by the screening process. Based on this meeting, management makes an assessment as to whether any of the securities are other-than-temporarily impaired. In making this assessment, management considers both quantitative and qualitative information, as well as the Company’s intent and ability to hold an investment to recovery. If the Company does not have the intent or the ability to hold the investment until recovery, an investment with a fair value less than its carrying value will be deemed other than temporarily impaired. Assessment factors considered by management include, but are not limited to, the following:
•	Expected ability of the investment to recover its original cost;

•	Expected time frame to recovery;

•	Deterioration in actual and/or anticipated cash flows from the investment;

•	Extent of and length of time the investment has been in an unrealized loss position;

•	Deterioration in the issuer’s credit rating and/or the industry and geographical area in which the issuer operates;

•	Anticipated investment portfolio rebalancing activities in response to environmental changes;

•	Failure of asset-backed securities to meet minimum coverage or collateralization tests;

•	New information regarding the investment or the issuer;

•	Anticipated cash flow needs of the Company, including anticipated acquisitions and customer contract terminations, and the sufficiency of anticipated cash and cash equivalent balances to meet these needs; and

•	Other qualitative factors applicable to the investment in question.
In connection with anticipated dispositions to adjust the portfolio for duration or for asset allocation, the Company analyzes its investment portfolio to recognize impairments for securities in an unrealized loss position for which the Company no longer has the intent and ability to hold to recovery as a result of the analysis of the factors listed above.
Any security deemed to be other than temporarily impaired is written down to its then current market value, with the amount of the write-down reflected in the Company’s consolidated statement of income for that quarter. The Company’s methodology to identify potential impairments requires professional judgment. There are inherent risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional write-downs in future periods for impairments that are deemed other-than-temporary.”
The Company’s sales of securities in an unrealized loss position are summarized as follows:

(Dollars in thousands)	2005	2004	2003
Cash proceeds from securities sold, as reported in the Form 10-K	$858,411	$1,053,128	$1,660,238
Cash proceeds from securities sold at a loss	$235,820	$400,066	$162,713
Percentage of proceeds from securities sold at a loss	27.5%	38.0%	9.8%

Realized losses	$4,535	$6,364	$3,019
Average number of securities held	666	685	693
Number of securities sold	50	61	89
Number of securities sold at a loss	19	30	17
During each of the three years, the Company completed group sales. A group sale is undertaken primarily to adjust the duration of the investment portfolio, but may also be done to reallocate between the classes of securities and to adjust the portfolio in response to changes in the industries of the underlying collateral of the securities. The Company’s main consideration regarding its investment portfolio is the duration gap between the Company’s payment service assets and obligations. Duration gap summarizes the extent that the estimated cash flows from payment service assets and obligations are matched over time and across various interest rate environments. To maintain the targeted duration gap, the Company purchases securities across a wide spectrum of average lives that are, in total, expected to match the average life and duration of our payment service obligations over time.
The Company’s overall intent for securities in an unrealized loss position is to hold the security to recovery or maturity, unless individual facts or circumstances arise or the security is part of a targeted goal in a group sale. If a security is sold at a loss as part of a group sale, or due to facts and circumstances, the Company will evaluate its remaining portfolio to identify any securities with similar characteristics. If the Company identifies a security with similar characteristics which is in an unrealized loss position, the Company evaluates the security for indicators of other-than-temporary impairment, including whether the Company continues to have the intent to hold the security to recovery or maturity. Where the Company determines that it no longer has the intent to hold the security to recovery or maturity, or where the Company believes the security will not recover its value, due to the analysis of the factors set forth above, an impairment charge is recorded.
During 2003, the Company enacted a group sale that resulted in the sale of 31 securities, of which 9 securities were sold at a loss of $1.9 million. The group sale was enacted to liquidate approximately $475.0 million of the Company’s long-term investment portfolio in response to a $900.0 million decline in its official check balances. The Company also sold eight securities at a loss outside of the group sale for the following reasons: a) to adjust duration of the portfolio; b) a determination that a security was inadequately collateralized; c) to reduce exposure to an issuer as a result of concerns regarding viability of the issuer and credit rating downgrades; and d) significant deterioration in aircraft valuations. In reviewing its portfolio after each of these sales, the Company identified one security which was deemed other-than-temporarily impaired due to change in intent. The Company recorded an impairment charge in the period of identification.
During 2004, the Company enacted a group sale that resulted in the sale of 20 securities for a combined loss of $5.0 million. The group sale was enacted to prevent the lengthening of duration in the Company’s Commercial Mortgage Backed Security (CMBS) and Mortgage Backed Securities (MBS) portfolios in a rising interest rate environment. The Company also sold ten securities at a loss outside of the group sale for the following reasons: a) to reduce exposure to the airline industry; b) to adjust for extension in duration in an individual security; c) to exit a security due to concerns over credit performance after a change in servicer; and d) a timing difference which resulted in a nominal loss on a security of $335. In reviewing its portfolio after each of these sales, the Company identified two securities which were deemed other-than-temporarily impaired due to change in intent for one security and lack of ability to recover for the second security. The Company recorded an impairment charge in the period of identification.
During 2005, the Company enacted two group sales. The first group sale focused on the Asset Backed Security Collateralized Debt Obligations and Collateralized Loan Obligations, while the second group sale focused on the CMBS and Residential MBS (“RMBS”) programs. A total of 16 securities were sold through these group sales for a combined net loss of $2.8 million. Of these securities, 12 securities were sold for a loss of $3.1 million. The group sales were enacted to a) reduce exposure to securities with underlying collateral comprised of manufactured housing loans, franchise loans and aircraft bonds due to the deterioration of these industries; b) increase the duration of the CMBS portfolio; and c) reduce the extension of duration in the RMBS portfolio. The Company also sold seven securities at a loss for the following reasons: a) to exit a security due to concerns over credit performance after a change in servicer; b) change in intent to hold a security due to substantial credit deterioration in a particular issuer and from a particular class of collateral; c) to exit certain transportation municipals due to collateral and credit risk concerns; and d) a timing difference which resulted in a nominal loss on a security of $67. In reviewing its portfolio after each of these sales, the Company identified one security which was deemed other-than-temporarily impaired. The Company recorded an impairment charge in the period of identification.
* * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that this letter is fully responsive to your comments. Please do not hesitate to contact me by telephone at (952) 591-3820 or Jean Benson, Controller and Vice President – Finance, at (952) 591-3250 with any further questions.

Sincerely,

By:
David J. Parrin
Executive Vice President and
Chief Financial Officer